Exhibit 99.2

Global Ship Lease Announces Pricing of Secondary Offering of its Class A Common Shares by Certain Shareholders

LONDON, April 09, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today the pricing of the previously announced secondary offering by certain shareholders of the Company (the “Offering”) of shares of Class A common stock, par value $0.01 per share (the “Common Shares”). KEP VI (Newco Marine), Ltd. and KIA VIII (Newco Marine), Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, and Maas Capital Investments B.V. (together, the “Selling Shareholders”) have agreed to sell an aggregate of 4.5 million Common Shares in the Offering at a public offering price of $12.50 per Common Share. The Selling Shareholders have granted the underwriters a 30-day option to purchase up to an additional 675,000 Common Shares. The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholders.

The Company’s Common Shares are listed on the New York Stock Exchange under the symbol “GSL.”

Jefferies LLC, Deutsche Bank Securities, and Morgan Stanley are acting as joint book-running managers in the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A shelf registration statement relating to the Common Shares was filed with the U.S. Securities and Exchange Commission (the “SEC”) and is effective. The Offering is being made only by means of a prospectus supplement and the accompanying base prospectus. A final prospectus supplement related to the Offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; Deutsche Bank Securities Inc., Prospectus Group, 60 Wall Street, New York, NY 10005, or by telephone at (800) 503-4611, or by email at prospectus.CPDG@db.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 43 containerships, and has contracted to purchase a further seven ships, ranging from 2,207 to 11,040 TEU, with a total capacity (when fully delivered) of 287,336 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.

Adjusted to include all charters agreed, and ships acquired or divested, up to March 29, 2021, the average remaining term of the Company’s charters at December 31, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $967.8 million. Contracted revenue was $1,129.5 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.2 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
\Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
\or
\Leon Berman
212-477-8438

Global Ship Lease Inc.